Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE UK VERSION OF THE MARKET ABUSE REGULATION (EU 596/2014) AS IT FORMS PART OF UK LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018, AS AMENDED

16 July 2025

PureTech Health plc

PureTech Announces Leadership Transition

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company dedicated to changing the lives of patients with devastating diseases, announces that Bharatt Chowrira, PhD, JD, has stepped down today from his role as Chief Executive Officer (CEO) and as a member of the Board of Directors.

The Board of Directors has appointed Robert Lyne as Interim CEO with effect from today. Mr. Lyne joined PureTech as Chief Portfolio Officer in January 2024 and is an experienced leader of UK-listed life science innovation and venture capital companies, having previously served as CEO of Arix Bioscience plc. He will continue to work closely with PureTech’s Board and management team as the Company delivers on its strategic objectives.

Sharon Barber-Lui, Interim Chair of PureTech’s Board of Directors, said: “The Board is grateful to Bharatt for his leadership and dedication to the Company over the past eight years. On behalf of the Board, I would like to sincerely thank him for his many contributions and wish him every success in the future. We remain focused on driving shareholder value, and Rob’s extensive operational and capital markets experience will be key as he collaborates with the Board and engages with shareholders.”

Robert Lyne, Interim Chief Executive Officer of PureTech, said: “I am honored to step into the role of Interim CEO and to continue working with this exceptional team at such an exciting time for the Company. PureTech has a high-value portfolio, and I look forward to building on the momentum we’ve generated as we advance our programs and deliver on meaningful milestones to create value for patients and shareholders.”

Dr. Bharatt Chowrira, said: “It has been a true privilege to be part of PureTech’s journey over the past eight years, including as CEO. I’m incredibly proud of what we’ve accomplished together—from advancing innovative science to progressing breakthrough clinical programs—and I leave with full confidence in the strength of the team and the exciting opportunities ahead for PureTech.”

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. The Company has created a broad and deep portfolio through its experienced research and development team and its extensive network of scientists, clinicians, and industry leaders that is being advanced both internally and through its Founded Entities. PureTech’s R&D engine has resulted in the development of 29 therapeutics and therapeutic candidates, including three that have been approved by the U.S. Food and Drug Administration. A number of these programs are being advanced by PureTech or its Founded Entities in various indications and stages of clinical development, including registration-enabling studies. All of the underlying programs and platforms that resulted in this portfolio of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points.

For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements that relate to our expectations around our therapeutic candidates and approach towards addressing major diseases, our plans to advance our programs and deliver on our milestones, our future plans, prospects, developments, and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

PureTech

Investor Relations

IR@puretechhealth.com